UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-69130

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/23_____ AND ENDING __12/31/23_____
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __LA HONDA ADVISORS LLC_____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
        ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

770 Menlo Avenue, Suite 230
_____
                                                            (No. and Street)

Menlo Park	CA	94025
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Ketsdever	(650) 400-1088	david@lahondaadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst Wintter & Associates LLP
_____
                                    (Name – if individual, state last, first, and middle name)

675 Ygnacio Valley Road Suite A200	Walnut Creek	CA	94596
(Address)	(City)	(State)	(Zip Code)
2/24/09		3438	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, David Ketsdever, swear (or affirm) that, to the best of my
financial report pertaining to the firm of La Honda Advisors LLC
12/31, 2 23, is true and correct. I further swear (or affirm) that ne
partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in a
as that of a customer.

Signature: [signature]

Title:
Partner

SEE ATTACHED FOR CA NOTARY
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presentec comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CF
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibi Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15
- ☐ (n) Information relating to possession or control requirements for security-based swap customers u 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of n worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the res CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement tha exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial conditic
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial c
- ☐ (u) Independent public accountant's report based on an examination of the financial report or finan CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

CALIFORNIA JURAT   GOVERNMENT CODE § 8202

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of _____SAN MATEO_____

Subscribed and sworn to (or affirmed) before me on

this __23RD__ day of __FEBRUARY__, 20__24__, by
      Date   Month   Year

(1) _____DAVID KETSDEVER_____

(and (2) _____N/A_____),
                Name(s) of Signer(s)



ALFONSO ANDRADA
Notary Public - California
San Mateo County
Commission # 2335355
My Comm. Expires Oct 13, 2024

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _____
           Signature of Notary Public

Place Notary Seal and/or Stamp Above

──────── OPTIONAL ────────

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _____

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____



La Honda Advisors

LA HONDA ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2023

ERNST WINTTER & ASSOCIATES LLP _Certified Public Accountants_

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

_(925) 933-2626_
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Members of
La Honda Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of La Honda Advisors LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of La Honda Advisors LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter & Associates LLP

We have served as La Honda Advisors LLC's auditor since 2023.
Walnut Creek, California
February 20, 2024

LA HONDA ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2023

ASSETS

Assets:		
Current Assets		
Cash	$	58,228
Accounts Receivable, Net		-
Prepaid Expenses		35,969
Operating Lease Right-of-Use		21,276
Other Current Assets		-
Total Current Assets		115,473
Long-Term Assets		
Property and Equipment, Net		1,221
Security Deposit		6,000
Investment in Warrants		347,956
Total Long-Term Assets		355,177
TOTAL ASSETS	$	470,650

LIABILITIES & MEMBERS' EQUITY

Current Liabilities:		
Accounts Payable	$	658
Accrued Expenses		3,791
Payable to Members		22,441
Payroll Liabilities		11,656
Operating Lease Liabilities		21,276
Total Current Liabilities		59,822
Total Members' Equity		410,828
TOTAL LIABILITIES & MEMBERS' EQUITY	$	470,650

Note 1 - <u>Nature of business</u>

La Honda Advisors LLC (a California limited liability company formed in 2011), hereinafter referred to as the "Company", performs investment banking advisory services to companies seeking private placements, mergers, and acquisitions. In accordance with its LLC agreement, the Company shall continue indefinitely, unless earlier terminated and dissolved under certain conditions specific in the LLC agreement. Each member of the Company has limited liability.

The Company is a direct participation broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Note 2 - <u>Summary of significant accounting policies</u>

<u>Basis of presentation</u>

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

<u>Use of estimates</u>

The preparation of the Company's financial statements in conformity with U.S. GAAP requires and includes management estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and could be material to the financial statements.

Investments are exposed to various risks, such as changes in interest rates or credit ratings and market fluctuations. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statement of financial condition.

<u>Accounts receivable and unbilled accounts receivable</u>

The amount receivable represents success fees and retainer income due to the Company primarily from investment banking advisory services. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments - Credit Losses. FASB ASC 326-20 requires the Company estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported as credit loss expense on the Statement of Income. Per management's analysis, no allowance for credit losses was considered necessary as of December 31, 2023.

Income and franchise taxes

The Company is a California limited liability company and has elected to be treated as a partnership for income tax purposes. For federal income tax purposes, profits and losses are passed through to the Members. California law is much the same as federal in terms of the Members reporting the pass-through of profits and losses, with the exception that the Company is subject to an annual fee based on gross receipts with a minimum fee of $800.

On July 16, 2021, the State of California passed Assembly Bill 150 allowing certain owners of passthrough entities to pay an elective state tax on the owners' behalf which then grants the owners a credit against California personal income tax for the full amount of the tax paid at the entity level on their distributive share of California taxable income. Excess credits can be carried forward for up to five years. In 2023, the members of the Company consented to this election and the elective tax expense was $199,376 which is classified as a distribution in the Statement of Changes in Members' Equity. At December 31, 2023, $21,057 was prepaid.

Uncertain tax positions

The Company accounts for uncertain tax positions in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 740-10, Accounting for Uncertainty in Income Taxes ("ASC 740"). The Company has elected to recognize interest and penalties related to tax uncertainties as operating expenses. At December 31, 2023, management has determined that there are no uncertain tax positions requiring recognition in its financial statements.

The Company files income tax returns in the United States Federal and State of California jurisdictions. All tax years after 2019 are subject to California tax examinations. All years after 2020 are subject to Federal tax examinations.

Property and equipment

A fixed asset is any tangible asset purchased for use in the day-to-day operations of the Company from which an economic benefit will be derived over a period greater than one year. Fixed assets include items of property and equipment such as buildings, leasehold improvements, office furniture, fixtures, computers and other related technology equipment. At the time a fixed asset is acquired, its cost is capitalized unless it has a value of $5,000 or less in which case the asset is expensed in the period acquired. Management will periodically review these levels and make any modifications necessary.

Depreciation of fixed assets is calculated using the straight-line method over the estimated useful life of the related assets.

Impairment of long-lived assets

Property and equipment are reviewed for impairment in accordance with FASB ASC Topic 360, *Property, Plant and Equipment*. The Company assesses the impairment of these long-lived assets whenever changes in circumstances indicate that the carrying values of the assets may not be recoverable. Recoverability of an asset is measured by comparison of its carrying amount to the future undiscounted cash flows that the asset is expected to generate. Any impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value.

Leases

At lease inception, the Company determines whether an arrangement is or contains a lease. Operating leases are included in operating lease right-of-use ("ROU") assets, current operating lease liabilities, and noncurrent lease liabilities in the consolidated financial statements.

ROU assets represent the Company's right to use leased assets over the term of the lease. Lease liabilities represent the Company's contractual obligation to make lease payments over the lease term.

For operating leases, ROU assets and lease liabilities are recognized at the commencement date. The lease liability is measured as the present value of the lease payments over the lease term. The Company uses the rate implicit in the lease if it is determinable. When the rate implicit in the lease is not determinable, the Company uses its incremental borrowing rate at the commencement date of the lease to determine the present value of the lease payments. Operating ROU assets are calculated as the present value of the lease payments plus initial direct costs, plus any prepayments less any lease incentives received. Lease terms may include renewal or extension options to the extent they are reasonably certain to be exercised. The assessment of whether renewal or extension options are reasonably certain to be exercised is made at lease commencement. Factors considered in determining whether an option is reasonably certain of exercise include, but are not limited to, the value of any leasehold improvements, the value of renewal rates compared to market rates, and the presence of factors that would cause a significant economic penalty to the Company if the option were not exercised. Lease expense is recognized on a straight-line basis over the lease term.

Fair value measurement

The Company performs fair value measurements in accordance with FASB ASC 820, *Fair Value Measurement*. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at their fair values, the Company considers the principal or most advantageous market in which we would transact and consider assumptions that market participants would use when pricing the assets or liabilities, such as inherent risk, transfer restrictions and risk of nonperformance.

ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset's or a liability's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

- Level 1: quoted prices in active markets for identical assets or liabilities;

- Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

- Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.

The following table sets forth a summary of changes in fair value Level 3 investments:

Balance at December 31, 2022	$ 47,409
Realized loss on warrants	--
Unrealized loss on warrants	(17,325)
New warrants received	317,872
Balance at December 31, 2023	$ 347,956

Payable to Members

Payable to Members consists of ordinary business reimbursements. The business expense and payable are recorded when incurred.

Note 3 – <u>Property and equipment</u>

Property and equipment consists of:

Furniture	$	14,717
Less: accumulated depreciation		13,496
Property and equipment, net	$	1,221

Depreciation expense for the year ended December 31, 2023 was $2,102.

Note 5 - <u>Net capital requirements</u>

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2023, the Company had net capital of $19,623 and a minimum net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.96 to 1. The SEC permits a ratio of no greater than 15 to 1.

Note 6 - <u>Members' equity and ownership</u>

The membership interests in the Company are divided into and represented by "shares". The Company currently has two Members whose ownership comprises 100% of the shares allocated. At December 31, 2023, 100,000 shares were issued and allocated.

Note 7 – <u>Investment in warrants</u>

As of December 31, 2023, the Company owned or was owed warrants to purchase common shares of four privately held companies and determined that such warrants had estimated values of $198,670, $119,202, $27,200 and $2,834, respectively, based on the Black-Scholes pricing model and assumptions including warrant durations of from two to ten years, expected volatility of 59% and a risk-free interest rate from 3.94% to 4.29%. The warrants are classified as Level 3 investments in the fair value hierarchy. The Company was owed warrants to purchase common shares of another private company which, as of December 31, 2023, it deemed to have no value because the warrants had not yet been issued and there was too much uncertainty regarding underlying assumptions or equity value.

Note 8 - <u>Commitments and contingencies</u>

<u>Facility lease</u>

The Company had a lease agreement for its corporate office that expired on April 30, 2023. It entered into a one-year operating lease agreement for its corporate office commencing on May 1, 2023. The lease expires on April 30, 2024 after which the Company may extend the lease or enter into another lease agreement. The option to renew is not factored into the determination of lease payments.

As of December 31, 2023, the remaining lease term is four months and the discount rate is 11.00%. Maturities of operating lease liabilities as of December 31, 2023 are presented in the table below:

2024	$23,414
Total Operating Lease Payments	23,414
Less: Imputed Interest	2,138
Present Value of Operating Lease Liabilities	$21,276

Rent expense related to this lease agreement was $70,242 for the year ended December 31, 2023.

Claim contingency

The Company is involved in certain claims arising in the normal course of business. The Company believes that the ultimate resolution of these matters will not have a material adverse effect on its financial position, results of operations, or cash flows.

Note 9 – Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2023, the Company had $0 in excess of the FDIC insured limit.

Note 10 – Major customers and accounts receivable

The Company had certain customers whose revenue individually represented 10% or more of the Company's total revenue, or whose accounts receivable balances individually represented 10% or more of the Company's total accounts receivable.

During the year ended December 31, 2023, the Company derived 76% of revenue from its top customer. As of December 31, 2023, the Company had no accounts receivable.

Note 11 - Subsequent events

The Company evaluated the need for disclosure and/or adjustments resulting from subsequent events through the date the financial statements were issued. There were no subsequent events that would require adjustment to or disclosure in the financial statements.